Exhibit 99.8
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Infosys Limited Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited Consolidated Financial Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2012 prepared in compliance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS)

(in crore, except per share data)
Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2012	2011	2011	2012	2011
Revenues	8,852	9,298	7,250	33,734	27,501
Cost of sales	5,199	5,288	4,234	19,808	15,916
Gross profit	3,653	4,010	3,016	13,926	11,585
Selling and marketing expenses	452	451	400	1,757	1,512
Administrative expenses	554	660	514	2,390	1,971
Operating profit	2,647	2,899	2,102	9,779	8,102
Other income	652	422	415	1,904	1,211
Profit before income taxes	3,299	3,321	2,517	11,683	9,313
Income tax expense	983	949	699	3,367	2,490
Net profit	2,316	2,372	1,818	8,316	6,823
Paid-up equity share capital (par value 5/- each, fully paid)	286	286	286	286	286
Share premium, retained earnings and other components of equity *	27,017	27,017	23,787	27,017	23,787
Earnings per share (par value 5/- each)
Basic	40.54	41.51	31.82	145.55	119.45
Diluted	40.54	41.51	31.82	145.54	119.41
Total Public Shareholding #
Number of shares	40,47,81,601	40,10,65,985	38,10,16,460	40,47,81,601	38,10,16,460
Percentage of shareholding	70.49	69.84	66.36	70.49	66.36
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–	–
Percentage of shares (as a % of the total share capital of the company)	–	–	–	–	–
Non-encumbered
Number of shares	9,20,85,078	9,20,85,078	9,20,85,078	9,20,85,078	9,20,85,078
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the company)	16.04	16.04	16.04	16.04	16.04
*	Represents the previous accounting year balance as required under Clause 41 of the listing agreement.
#	Total Public Shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by founders and American Depository Receipt Holders.

1.	The audited consolidated financial statements for the quarter and year ended March 31, 2012 have been taken on record by the Board of Directors at its meeting held on April 13, 2012. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS)

2.	Information on dividends for the quarter and year ended March 31, 2012

The Board of Directors recommended a final dividend of 22/- per equity share for the financial year ended March 31, 2012 and a special dividend – 10 years of Infosys BPO operations of 10/- per equity share. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the company to be held on June 9, 2012. The book closure date for the purpose of Annual General Meeting and payment of the final dividend is May 26, 2012 to June 9, 2012 (both days inclusive).

 (in )
Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2012	2011	2011	2012	2011
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	15.00	10.00
30th year special dividend	–	–	–	–	30.00
Special dividend – 10 years of Infosys BPO operations	10.00	–	–	10.00	–
Final dividend	22.00	–	20.00	22.00	20.00
Total dividend	32.00	–	20.00	47.00	60.00

3. Other information (Consolidated – Audited)
 (in crore)
Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2012	2011	2011	2012	2011
Staff costs	4,787	4,840	3,952	18,340	14,856
Items exceeding 10% of aggregate expenditure	–	–	–	–	–
Details of other income:
Interest on deposits with banks and others	584	426	367	1,807	1,133
Income from available-for-sale financial assets/investments	4	11	–	27	23
Miscellaneous income, net	4	5	7	18	13
Gains/(losses) on foreign currency	60	(20)	41	52	42
Total	652	422	415	1,904	1,211

4. Audited Financial Results of Infosys Limited (Standalone Information)
 (in crore)
Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2012	2011	2011	2012	2011
Revenues	8,183	8,696	6,668	31,254	25,385
Profit before tax and exceptional item	3,111	3,146	2,397	11,096	8,821
Profit after tax before exceptional item	2,275	2,235	1,730	7,986	6,443
Profit after tax and exceptional item	2,759	2,235	1,730	8,470	6,443
Note:	The audited results of Infosys Limited for the above mentioned periods are available on our website www.infosys.com. The information above has been extracted from the audited financial statements as stated.

5. Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended March 31, 2012

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Non receipt of dividend/Annual report related	–	91	91	–

6. Statement of assets and liabilities (IFRS Consolidated Audited)
(in crore)
Particulars	As at
	March 31, 2012	March 31, 2011
Assets
Cash and cash equivalents	20,591	16,666
Other current assets	3,396	2,226
Trade receivables	5,882	4,653
Investments
Available-for-sale financial assets, current	32	21
Investments in certificates of deposits	345	123
Property, plant and equipment	5,409	4,844
Other non-current assets	2,693	2,730
Total	38,348	31,263
Liabilities and Equity
Liabilities
Provisions	133	88
Other current liabilities	4,633	3,553
Non-current liabilities	121	319
Equity attributable to equity holders of the company
Share capital	286	286
Reserves and Surplus
Share premium	3,089	3,082
Retained earnings	29,816	23,826
Other components of equity	270	109
Total	38,348	31,263
The above disclosure is in compliance with Clause 41(v)(h) of the Listing Agreement. The disclosure is an extract of the audited consolidated IFRS Balance Sheet as at March 31, 2012.

7.  Segment Reporting
(in crore)
Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2012	2011	2011	2012	2011
Revenue by industry segment
Financial services and insurance (FSI)	3,037	3,281	2,588	11,830	9,862
Manufacturing enterprises (MFG)	1,883	1,897	1,482	6,933	5,393
Energy, utilities and telecommunication services (ECS)	1,902	1,967	1,633	7,232	6,614
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	2,030	2,153	1,547	7,739	5,632
Total	8,852	9,298	7,250	33,734	27,501
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	8,852	9,298	7,250	33,734	27,501
Segment profit before tax, depreciation and non-controlling interest:
Financial services and insurance (FSI)	1,035	1,141	857	3,840	3,284
Manufacturing enterprises (MFG)	587	602	460	2,076	1,712
Energy, utilities and telecommunication services (ECS)	604	651	532	2,318	2,168
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	666	743	475	2,489	1,804
Total	2,892	3,137	2,324	10,723	8,968
Less: Other un-allocable expenditure	245	238	222	944	866
Add: Un-allocable other income	652	422	415	1,904	1,211
Profit before tax and non-controlling interest	3,299	3,321	2,517	11,683	9,313

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing technology services, delivered to clients globally, and operating in various industry segments. Accordingly, revenues represented along industries served constitute the primary basis of the segmental information set out above.

Segmental capital employed

Assets and liabilities used in the company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

The previous period figures, extracted from audited financial statements, have been presented after incorporating necessary reclassification adjustments pursuant to changes in reportable segments.

By order of the Board
for Infosys Limited

Bangalore, India	S. D. Shibulal
April 13, 2012	Chief Executive Officer
and Managing Director

The Board also took on record the unaudited consolidated results of Infosys Limited and its subsidiaries for the three months and year ended March 31, 2012, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows:
(in US$ million, except per ADS data)
Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2012	2011	2011	2012	2011
Revenues	1,771	1,806	1,602	6,994	6,041
Cost of sales	1,041	1,030	936	4,118	3,497
Gross profit	730	776	666	2,876	2,544
Net profit	463	458	402	1,716	1,499
Earnings per American Depositary Share (ADS)
Basic	0.81	0.80	0.70	3.00	2.62
Diluted	0.81	0.80	0.70	3.00	2.62
Total assets	7,537	6,836	7,010	7,537	7,010
Cash and cash equivalents including available-for-sale financial assets and certificates of deposit	4,121	3,719	3,769	4,121	3,769

Statements in connection with this release may include forward-looking statements within the meaning of U.S. Securities laws intended to qualify for the ‘safe harbor’ under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2011, and our other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.